

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631   November 13, 2009

Richard Giannotti
Chief Executive Officer
Mountain Renewables, Inc.
1772 Grape Street
Denver, CO 80220

      Re: **Mountain Renewables, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed October 30, 2009
              File No. 333-159577

Dear Mr. Giannotti:

      We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mountain Renewables, Inc., page 4

1. We note that you have a going concern opinion and yet you state that you believe you have sufficient cash for the next year. Please disclose the basis for why you believe this is the case, and clarify what activities or operations your cash is sufficient for.

Risk Factors, page 5

2. Throughout your risk factor section, you have risk factor subheadings in bold type and other disclosures in all capitalized text. It is unclear whether you intend for the capitalized text to serve as additional subheadings or whether it is a part of the risk factor disclosure. In any case, please avoid the use of capitalized text, as it is more difficult for investors to read. If you intend for this text to constitute subheadings, please use bold type.

Management's Discussion and Analysis or Plan of Operation, page 15

Company Description and Overview, page 15

3. We note your statement that "[w]e estimate that our quarterly cash flow, without allowances for extraordinary events will be positive once we sell an average of 100 collectors per quarter." Please disclose when you anticipate reaching this level of sales and how many collectors you are currently selling per month or per quarter.

4. We note your disclosures that after you have sold the collectors available from Mr. Wiegand, you will advertise on the internet to purchase used and refurbished collectors. Please disclose how many collectors you believe you will be able to obtain from Mr. Wiegand, in view of the theft at his storage site. Then, please elaborate significantly on the market in which you expect to purchase used collectors. For example, how do used collectors come in to the market? Who are the typical resellers of collectors? Do owners of collectors typically use them for a time and then resell or discard them? Is there a typical useful life for a new collector after which it is replaced? Is there a robust market in which you expect to be able to obtain the collectors, or do you expect the market will be sporadic or that you will have difficulty in obtaining additional collectors? What is the cost of obtaining the collectors and how do you intend to finance it? You should enhance your discussion so that investors have a better sense of the source and availability of your supply of the collectors.

Business, page 18

5. We note your various disclosures about Mr. Wiegand's inability to provide you with 100 collectors per quarter. Please explain why you believe that Mr. Wiegand will be able to provide you with all the mounting hardware you require, as disclosed on page 19.

6. Please clarify whether you will sell only refurbished collectors or new collectors as well. Please elaborate significantly on how you refurbish used solar collectors. If you do not refurbish the solar collectors, but instead purchase them already refurbished or contract that work out to a third party such as Mr. Wiegand, please make this clear as well.

Environmental Regulations, page 21

7. Please discuss what operations or activities you carry out that subject you to environmental regulations. Please be more specific about the environmental regulation you must comply with as well.

Certain Relationships and Related Transactions, page 24

8. We note your response to comment 7 in our letter dated August 10, 2009; however, we reissue the comment. The risk factor relating to conflicts of interest on page 7 remains inconsistent with your disclosure in the first paragraph of this section. Please revise accordingly or advise.

9. We note your response to comment 6 in our letter dated August 10, 2009. Particularly we note that the company has not has not had any transactions with and is in no way affiliated with Rosewind. However, on page 24, we note the reference to Rosewind with respect to the 140,000 shares that Sonja Gouak received. Please either delete these references or advise accordingly. Please note that we many have further comment.

10. We note your statement on page 23 that "Mr. Giannotti has no relationship with Ambermax IV, Bristlecone Associates or any of the shareholders or management of Bristlecone or Ambermax IV." However, the Share Exchange Agreement, filed as Exhibit 10.1, identifies James Wiegand as the Director and President of Ambermax IV. On pages 16 and 19, the company identifies Mr. Wiegand as the company's supplier of its present inventory of refurbished collectors. Please disclose the extent of the relationship between the company and Mr. Wiegand and the role he played in the Ambermax transaction.

Plan of Distribution, page 25

11. Please revise the disclosure pertaining to Rule 144 on page 26 to address the unavailability of Rule 144 due to the company's status as a shell company. See Rule 144(i).

Selling Shareholders, page 26

12. We note your response to comment 9 in our letter dated August 10, 2009; however, we reissue the comment in part. For Bristlecone and Sonja Gouak, please describe the material transactions between the company and each of these selling shareholders during the past three years.

Signatures, page I-4

13. In the next amendment, please arrange for Mr. Giannotti to sign the registration statement in his capacity as the sole director of the company, in addition to his capacity as the principal executive, financial, and accounting officers.

Richard Giannotti
Mountain Renewables, Inc.
November 13, 2009
Page 4

Exhibit 5.1 – Opinion of Law Offices of Davidson and Shear, LLC

14. In the next amendment, please file a currently dated legality opinion.

*   *   *   *

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant director